Filed Pursuant To Rule 433

Registration No. 333-275079

March 22, 2024

NYSE Floor Talk with Judy Shaw and John Hoffman

JUDY SHAW:Joining me today on NYSE Floor talk is John Hoffman. He's the head of Distribution and Partnerships at Grayscale Investments. John, wonderful to have you here. Thanks for joining me on Floor talk.

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Thanks for having me. Pleasure to be here. Great to be on the floor today.

SHAW:Thank you. So now John Spot Bitcoin ETFs are brand new to the market. Um, tell me a bit about them.

HOFFMAN:Yeah, so Spot Bitcoin ETFs kind of bring together two of the most significant technological innovations within finance, you know, within our generation. So you have Bitcoin and ETFs, and really bringing that together. ETFs have transformed the way that we invest in, in many ways, making it simpler, easier, more convenient to invest. And Bitcoin is the world's largest digital asset with over a trillion dollars in, in CAP today. Uh, and so putting those two things together, making it simpler, easier, more convenient to invest in digital assets is a significant transformation.

SHAW: Mm-hmm. Now tell me how have they performed over the past month?

HOFFMAN:Over the past month? So, Bitcoin when, uh, GBTC uplisted was right around $48,000. Uh, there was a little bit of a sell off and, uh, up through today we're back up north of 55,000. GBTC has really followed that performance. So from a tech, you know, from a peer performance standpoint, uh, strong performance, um, but I think more importantly, the actual mechanics of how they've operated has been really, really impressive. Um, you know, on, on some days we're seeing, you know, 3, 4, 5, $6 billion of notional activity trading in these a penny wide, uh, throughout the day. Uh, GBTC's averaged over $700 million a day in notional volume since it up uplisted. So I think by all measures, you know, both in terms of absolute performance, but also just in terms of functionality, uh, it's been a remarkable, um, a remarkable improvement here in the ability to access crypto.

SHAW: So now Bitcoin has rallied significantly this past week. In your opinion, what has been the biggest driver of price, price action?

HOFFMAN:So I think we start with Bitcoin is scarce. There's a scarcity element here. There will only ever be 21 million Bitcoin, you know, ever in the, in, in the world. Um, and so I think what we're really seeing is just a pure supply and demand situation. Uh, you've made it easier, simpler, more convenient to buy Bitcoin. You've opened it up to, you know, trillions of dollars of capital in the native environment that people, uh, you know, invest today within your brokerage account, within your, uh, 401k or your retirement account. And so you have this new capital that is, that is starting to allocate here. And I think it's purely a supply and demand topic. There is more demand than there is supply and price is increasing. The last thing I'd say is this is happening here in the United States. This is also happening in many other markets around the world. This is a global technology competing for a scarce resource, and I think that's what's, what's driving price, uh, over the short term.

SHAW:Now that GBTC has officially been up uplisted, there's been a lot of conversation about Ethereum. Um, tell me what's going on with Ethereum ETFs?

HOFFMAN:Yeah, so at Grayscale we operate the world's largest Ethereum, uh, fund, ticker ETHE. It's not an ETF. Um, however, we have filed a 19 b4, uh, to uplist that to an ETF, similar to what we did with GBTC. And so we're certainly working with, uh, regulators and an active discussions around the product today. Um, but again, that's the world's largest Ethereum fund, and we saw kind of the trajectory of GBTC. It's something we're definitely, you know, thinking a lot about and talking to clients about, um, you know, their exposure there as well.

SHAW:Tell me more about how Grayscale fits into the crypto landscape and why investors should consider your products.

HOFFMAN:So Grayscale is the world's largest crypto investment management firm. Uh, we're also been operating for over a decade in the space so long, you know, one of the longest operating entities with the largest asset base and the most experienced, you know, in, in a lot of ways. Uh, and so I think in, in most ways we, you know, our goal and core objective is make it easier for more investors to access these, this technology in regulated products. And, uh, that's been the mission and that's what we've done over the last decade. And I think, again, we're just getting started on this, this journey to, uh, democratize investing in cryptocurrencies and beyond.

SHAW:Mm-Hmm, Alright. John, tell me what excites you most about the future of crypto investing

HOFFMAN:So I think, look, we're 15 years in, so from a time perspective, you know, we're, we're, uh, beyond our, our, you know, our young years, if you will, from a, from a crypto perspective. Having said that, technologies don't go through linear adoption, they tend to be exponential. So when you think of the adoption rate of crypto, there's 52 million Americans that are invested in, in crypto today, uh, which is a significant number. But when you think about the exponentiality of the adoption, this next decade I think could be very, very significant. As the technology goes mainstream, if we think about the internet, you know, in the early days there were some people that were adopting there some use cases. You know, we're starting to see that real tipping point now where the use cases, the implementation, the adoption are growing at significant rates. And so that's what really excites me, uh, about what, you know, what could happen here, uh, with this technology and how it can really change the way that we live, change the way that we work and, and change the way that we play.

SHAW:John, it's been wonderful to talk with you. Thanks for joining me on Floor Talk today.

HOFFMAN: Thanks for having me, Judy. It was a pleasure to be here. Thanks.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.